U.S. SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C.  20549
  <P>
                      FORM 10-SB
  <P>
         General Form for Registration of Securities
                 of Small Business Issuers
               Under Section 12(b) or (g) of
            the Securities Exchange Act of 1934
  <P>
                       SEGWAY CORP.
            (Name of Small Business Issuer)
  <P>
  New Jersey                                22-3688000
  (State or Other Jurisdiction of          I.R.S. Employer
  Incorporation or Organization)    Identification Number
         4400 Route 9, 2nd Floor, Freehold, NJ 07728
        (Address of Principal Executive Offices including
                           Zip Code)
                       732/409-1212
                (Issuer's Telephone Number)
  Securities to be Registered Under Section 12(b) of the
  Act:       None
  Securities to be Registered Under Section 12(g) of the
  Act:    Common Stock
                    $.0001 Par Value
                     (Title of Class)
  <P>
                         PART I
  ITEM 1.  BUSINESS.
  <P>
  Segway Corp. (the "Company"), was incorporated on
  November 8, 1999, under the laws of the State of New
  Jersey to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder.
  The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue
  Code of 1986, as amended. No assurances can be given that the Company will be successful in locating or negotiating with any target company.
  The Company has been formed to provide a method for a foreign or domestic private company to become a reporting
  ("public") company whose securities are qualified for trading in the United States secondary market.
  PERCEIVED BENEFITS
  There are certain perceived benefits to being a reporting company with a class of publicly-traded securities.
  These are commonly thought to include the following:
  * the ability to use registered securities to make acquisitions of assets or businesses;

  *     increased visibility in the financial community;

  * the facilitation of borrowing from financial institutions;

  *     improved trading efficiency;

  *     shareholder liquidity;

  *     greater ease in subsequently raising capital;

  * compensation of key employees through stock options for which there may be a market valuation;

  *     enhanced corporate image;

  *     a presence in the United States capital market.
  <P>
  POTENTIAL TARGET COMPANIES
  <P>
  A business entity, if any, which may be interested in a business combination with the Company may include the following:
  * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

  * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

  * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

  * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

  * a foreign company which may wish an initial entry into the United States securities market;

  * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock
        Option Plan;

  * a company seeking one or more of the other perceived benefits of becoming a public company.

  <P>
  A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.
  <P>
  No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.
  <P>
  The Company is voluntarily filing this Registration
  Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities
  Exchange Act of 1934.
  <P>
  RISK FACTORS
  <P>
  The Company's business is subject to numerous risk factors, including the following:
  <P>
  NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.
  <P>
  SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS.
  The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.
  <P>
  SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES
  AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.
  Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.
  <P>
  IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION.  The
  Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the principals and advisors associated with the business entity seeking the Company's participation.
  <P>
  NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER
  TRANSACTION--NO STANDARDS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity.
  Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.
  <P>
  CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY.
  While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations.
  <P>
  CONFLICTS OF INTEREST--GENERAL. The Company's officer and director participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a business combination with any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."
  <P>
  REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.
  Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.
  <P>
  LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.  The
  Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company.
  Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.
  <P>
  LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one target company. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.
  <P>
  REGULATION UNDER INVESTMENT COMPANY ACT.  Although the
  Company will be subject to regulation under the Exchange
  Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs.
  The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.
  <P>
  PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.
  <P>
  REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING
  BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.
  <P>
  TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.
  <P>
  POSSIBLE RELIANCE UPON UNAUDITED FINANCIAL STATEMENTS.
  The Company will require audited financial statements from any business entity that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company prior to a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. The lack of the type of independent verification which audited financial statements would provide increases the risk that the Company, in evaluating a transaction with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.
  <P>
  COMPUTER SYSTEMS REDESIGNED FOR YEAR 2000. Many existing computer programs use only two digits to identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000
  ("Year 2000 Problem"). Many of the computer programs containing such date language problems have not been corrected by the companies or governments operating such programs. It is impossible to predict what computer programs will be effected, the impact any such computer disruption will have on other industries or commerce or the severity or duration of a computer disruption.
  <P>
  The Company does not have operations and does not maintain computer systems. Before the Company enters into any business combination, it may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that the Company will not enter into a business combination with a target company that has an uncorrected Year 2000 Problem or that any planned
  Year 2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on the Company will likely be impossible to predict.
  <P>
  ITEM 2.  PLAN OF OPERATION
  <P>
  The Company intends to enter into a business combination with a target company in exchange for the Company's securities. As of the initial filing date of this Registration Statement, neither the Company's officer and director nor any affiliate has engaged in any negotiations with any representative of any specific entity regarding the possibility of a business combination with the Company.
  <P>
  Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods.
  No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates will pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.
  <P>
  The Company has entered into an agreement with RGR
  Corp.to supervise the search for target companies as potential candidates for a business combination. RGR
  Corp. has received common stock of the Company in consideration of its agreement to provide such services.
  RGR Corp. will pay as its own expenses any costs it incurs in supervising the search for a target company.
  RGR Corp. has entered and anticipates that it will enter into agreements with other consultants to assist in locating a target company and may share stock received by it or cash resulting from the sale of its securities with such other consultants. RGR Corp. is not authorized to enter into any agreement binding the Company, which can only be done by action of the Company's officer, director and shareholders, as may be required. RGR Corp. is an affiliate of the Company's management. See "ITEM 4:
  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT."
  <P>
  The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting no more than 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.
  <P>
  Management is currently involved with creating additional blank check companies similar to this one. A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. Management anticipates that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies with which management is or may be affiliated may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. See "ITEM 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Current Blank Check Companies"
  <P>
  The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws.
  Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.
  <P>
  GENERAL BUSINESS PLAN
  <P>
  The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See ITEM F/S, "FINANCIAL
  STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.
  <P>
  The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.
  <P>
  The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.
  <P>
  The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.
  <P>
  The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.
  <P>
  The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within the required period of time after closing of the proposed transaction.
  <P>
  The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.
  <P>
  The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.
  <P>
  Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company.
  Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.
  <P>
  A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.
  <P>
  ACQUISITION OF OPPORTUNITIES
  <P>
  In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity.
  On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.
  <P>
  It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.
  <P>
  While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.
  <P>
  With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.
  <P>
  The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.
  <P>
  The Company will not enter into a business combination with any entity which cannot provide audited financial statements at or within the required period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following the due date for filing its Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of the business combination. If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.
  <P>
  Management has orally agreed that it will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger.
  Such advances will be made without expectation of repayment. There is no minimum or maximum amount management will advance to the Company. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates.
  <P>
  The Board of Directors has passed a resolution which contains a policy that the Company will not seek a business combination with any entity in which the Company's officer, director, shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.
  <P>
  UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET
  COMPANIES
  <P>
  As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.
  <P>
  A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United
  States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so.
  In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The
  Company may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.
  <P>
  A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.
  <P>
  Prior to completion of a business combination, the Company will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management;
  a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed
  75 days following completion of a business combination;
  and other information deemed relevant.
  <P>
  COMPETITION
  <P>
  The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.
  <P>
  ITEM 3.  DESCRIPTION OF PROPERTY
  <P>
  The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of management at no cost to the Company. Management has agreed to continue this arrangement until the Company completes an acquisition or merger.
  <P>
  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
  AND MANAGEMENT.
  <P>
  The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

  Name and Address              Amount of Beneficial     Percentage
  of Beneficial Owner           Ownership                of Class

  RGR Corp. (1)                 5,000,000                100%
  4400 Route 9, 2nd Floor
  Freehold, New Jersey 07728
  Richard Anslow (2)            5,000,000                100%
  4400 Route 9, 2nd Floor
  Freehold, New Jersey 07728
  All Executive Officers
  and Directors as a Group
  (1 Person)                    5,000,000                100%

  <P>
  (1)  Mr. Anslow is the controlling shareholder, sole
  director and officer of RGR Corp.  RGR Corp. has agreed
  to provide certain services to the Company.  See "PLAN OF
  OPERATIONS General Business Plan".
  <P>
  (2) As the controlling shareholder, sole director and
  officer of RGR Corp., Mr. Anslow is deemed to be the
  beneficial owner of the common stock of the Company owned
  by RGR Corp.
  <P>
  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
  CONTROL PERSONS.
  <P>
  The Company has one Director and Officer as follows:
  Name                 Age     Positions and Offices Held

  Richard I. Anslow     38     President/Secretary/Director
  <P>
  There are no agreements or understandings for the officer
  or director to resign at the request of another person
  and the above-named officer and director is not acting on
  behalf of nor will act at the direction of any other
  person.
  <P>
  Set forth below is the name of the director and officer
  of the Company, all positions and offices with the
  Company held, the period during which he has served as
  such, and the business experience during at least the
  last five years:
  <p.
  Richard I. Anslow, is an attorney admitted to practice
  law in New York, New Jersey and the District of Columbia.
  Mr. Anslow has been an attorney for approximately 14
  years.  He graduated from the State University of New
  York at Buffalo in 1982 with a B.S. in Accounting.  Mr.
  Anslow attended the Benjamin Cardozo School of Law
  (Yeshiva University) and received a Juris Doctor in 1985.
  He started his career as a Tax Attorney with the
  accounting firm of Ernst & Young (formerly known as
  Arthur Young & Co.).  Thereafter, he worked for several
  law firms in New York and New Jersey.  He opened his own
  legal practice in 1993.
  <P>
  FUTURE BLANK CHECK COMPANIES
  <P>
  Management may be in the future, an officer, director
  and/or beneficial shareholder of other blank check
  companies.  The initial business purpose of each of these
  companies was or is to engage in a business combination
  with an unidentified company or companies and each will
  be classified as a blank check company until completion
  of a business combination.
  <P>
  CONFLICTS OF INTEREST
  <P>
  The Company's officer and director expects to organize
  other companies of a similar nature and with a similar
  purpose as the Company.  Consequently, there are
  potential inherent conflicts of interest in acting as an
  officer and director of the Company. Insofar as the
  officer and director is engaged in other business
  activities, management anticipates that it will devote
  only a minor amount of time to the Company's affairs. The
  Company does not have a right of first refusal pertaining
  to opportunities that come to management's attention
  insofar as such opportunities may relate to the Company's
  proposed business operations.
  <P>
  A conflict may arise in the event that another blank
  check company with which management is affiliated is
  formed and actively seeks a target company.  It is
  anticipated that target companies will be located for the
  Company and other blank check companies in chronological
  order of the date of formation of such blank check
  companies or, in the case of blank check companies formed
  on the same date, alphabetically. However, any blank
  check companies with which management is, or may be,
  affiliated may differ from the Company in certain items
  such as place of incorporation, number of shares and
  shareholders, working capital, types of authorized
  securities, or other items. It may be that a target
  company may be more suitable for or may prefer a certain
  blank check company formed after the Company. In such
  case, a business combination might be negotiated on
  behalf of the more suitable or preferred blank check
  company regardless of date of formation. Mr. Anslow will
  be responsible for seeking, evaluating, negotiating and
  consummating a business combination with a target company
  which may result in terms providing benefits to Mr.
  Anslow.
  <P>
  Mr. Anslow is the principal of Richard I. Anslow &
  Associates, a law firm located in Freehold, New Jersey.
  As such, demands may be placed on the time of Mr. Anslow
  which will detract from the amount of time he is able to
  devote to the Company.  Mr. Anslow intends to devote as
  much time to the activities of the Company as required.
  However, should such a conflict arise, there is no
  assurance that Mr. Anslow would not attend to other
  matters prior to those of the Company.  Mr. Anslow
  projects that initially up to ten hours per month of his
  time may be spent locating a target company which amount
  of time would increase when the analysis of, and
  negotiations and consummation with, a target company are
  conducted.
  <P>
  Mr. Anslow is the president, director and controlling
  shareholder of RGR Corp., a New Jersey corporation, which
  owns 5,000,000 shares of the Company's common stock.  At
  the time of a business combination, management expects
  that some or all of the shares of Common Stock owned by
  RGR Corp. will be purchased by the target company or
  retired by the Company. The amount of Common Stock sold
  or continued to be owned by RGR Corp. cannot be
  determined at this time.
  <P>
  The terms of business combination may include such terms
  as Mr. Anslow remaining a director or officer of the
  Company and/or the continuing securities or other legal
  work of the Company being handled by the law firm of
  which Mr. Anslow is the principal.  The terms of a
  business combination may provide for a payment by cash or
  otherwise to RGR Corp. for the purchase or retirement of
  all or part of its common stock of the Company by a
  target company or for services rendered incident to or
  following a business combination.  Mr. Anslow would
  directly benefit from such employment or payment. Such
  benefits may influence Mr. Anslow's choice of a target
  company.
  <P>
  The Company may agree to pay finder's fees, as
  appropriate and allowed, to unaffiliated persons who may
  bring a target company to the Company where that
  reference results in a business combination. No finder's
  fee of any kind will be paid by the Company to management
  or promoters of the Company or to their associates or
  affiliates.  No loans of any type have, or will be, made
  by the Company to management or promoters of the Company
  or to any of their associates or affiliates.
  <P>
  The Company will not enter into a business combination,
  or acquire any assets of any kind for its securities, in
  which management of the Company or any affiliates or
  associates have any interest, direct or indirect.
  <P>
  There are no binding guidelines or procedures for
  resolving potential conflicts of interest.  Failure by
  management to resolve conflicts of interest in favor of
  the Company could result in liability of management to
  the Company. However, any attempt by shareholders to
  enforce a liability of management to the Company would
  most likely be prohibitively expensive and time
  consuming.
  <P>
  INVESTMENT COMPANY ACT OF 1940
  <P>
  Although the Company will be subject to regulation under
  the Securities Act of 1933 and the Securities Exchange
  Act of 1934, management believes the Company will not be
  subject to regulation under the Investment Company Act of
  1940 insofar as the Company will not be engaged in the
  business of investing or trading in securities. In the
  event the Company engages in business combinations which
  result in the Company holding passive investment
  interests in a number of entities the Company could be
  subject to regulation under the Investment Company Act of
  1940. In such event, the Company would be required to
  register as an investment company and could be expected
  to incur significant registration and compliance costs.
  The Company has obtained no formal determination from the
  Securities and Exchange Commission as to the status of
  the Company under the Investment Company Act of 1940. Any
  violation of such Act would subject the Company to
  material adverse consequences.
  <P>
  ITEM 6.  EXECUTIVE COMPENSATION.
  <P>
  The Company's officer and director does not receive any
  compensation for his services rendered to the Company,
  has not received such compensation in the past, and is
  not accruing any compensation pursuant to any agreement
  with the Company.  However, the officer and director of
  the Company anticipates receiving benefits as a
  beneficial shareholder of the Company and, possibly, in
  other ways.  See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS,
  PROMOTERS AND CONTROL PERSONS Conflicts of Interest."
  <P>
  No retirement, pension, profit sharing, stock option or
  insurance programs or other similar programs have been
  adopted by the Company for the benefit of its employees.
  <P>
  ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
  <P>
  The Company has issued a total of 5,000,000 shares of
  Common Stock to the following persons for a total of $500
  in cash:
  <P>
  Name     Number of Total Shares     Consideration

  RGR Corp.     5,000,000                 $500
  <P>
  Mr. Anslow is the sole director, controlling shareholder
  and president of RGR Corp.   With respect to the sales
  made to RGR Corp. the Company relied upon Section 4(2) of
  the Securities Act of 1933, as amended (the "Securities
  Act") and Rule 506 promulgated thereunder.
  <P>
  ITEM 8.  DESCRIPTION OF SECURITIES.
  <P>
  The authorized capital stock of the Company consists of
  100,000,000 shares of Common Stock, par value $.0001 per
  share, and 20,000,000 shares of Preferred Stock, par
  value $.0001 per share. The following statements relating
  to the capital stock set forth the material terms of the
  Company's securities; however, reference is made to the
  more detailed provisions of, and such statements are
  qualified in their entirety by reference to, the
  Certificate of Incorporation and the By-laws, copies of
  which are filed as exhibits to this registration
  statement.
  <P>
  COMMON STOCK
  <P>
  Holders of shares of common stock are entitled to one
  vote for each share on all matters to be voted on by the
  stockholders. Holders of common stock do not have
  cumulative voting rights. Holders of common stock are
  entitled to share ratably in dividends, if any, as may be
  declared from time to time by the Board of Directors in
  its discretion from funds legally available therefor. In
  the event of a liquidation, dissolution or winding up of
  the Company, the holders of common stock are entitled to
  share pro rata all assets remaining after payment in full
  of all liabilities. All of the outstanding shares of
  common stock are fully paid and non-assessable.
  <P>
  Holders of common stock have no preemptive rights to
  purchase the Company's common stock.  There are no
  conversion or redemption rights or sinking fund
  provisions with respect to the common stock.
  <P>
  PREFERRED STOCK
  <P>
  The Board of Directors is authorized to provide for the
  issuance of shares of preferred stock in series and, by
  filing a certificate pursuant to the applicable law of
  New Jersey, to establish from time to time the number of
  shares to be included in each such series, and to fix the
  designation, powers, preferences and rights of the shares
  of each such series and the qualifications, limitations
  or restrictions thereof without any further vote or
  action by the shareholders. Any shares of preferred stock
  so issued would have priority over the common stock with
  respect to dividend or liquidation rights. Any future
  issuance of preferred stock may have the effect of
  delaying, deferring or preventing a change in control of
  the Company without further action by the shareholders
  and may adversely affect the voting and other rights of
  the holders of common stock. At present, the Company has
  no plans to issue any preferred stock nor adopt any
  series, preferences or other classification of preferred
  stock.
  <P>
  The issuance of shares of preferred stock, or the
  issuance of rights to purchase such shares, could be used
  to discourage an unsolicited acquisition proposal.  For
  instance, the issuance of a series of preferred stock
  might impede a business combination by including class
  voting rights that would enable the holder to block such
  a transaction, or facilitate a business combination by
  including voting rights that would provide a required
  percentage vote of the stockholders.  In addition, under
  certain circumstances, the issuance of preferred stock
  could adversely affect the voting power of the holders of
  the common stock.  Although the Board of Directors is
  required to make any determination to issue such stock
  based on its judgment as to the best interests of the
  stockholders of the Company, the Board of Directors could
  act in a manner that would discourage an acquisition
  attempt or other transaction that some, or a majority, of
  the stockholders might believe to be in their best
  interests or in which stockholders might receive a
  premium for their stock over the then market price of
  such stock. The Board of Directors does not at present
  intend to seek stockholder approval prior to any issuance
  of currently authorized stock, unless otherwise required
  by law or stock exchange rules. The Company has no
  present plans to issue any preferred stock.
  <P>
  DIVIDENDS
  <P>
  Dividends, if any, will be contingent upon the Company's
  revenues and earnings, if any, capital requirements and
  financial conditions. The payment of dividends, if any,
  will be within the discretion of the Company's Board of
  Directors. The Company presently intends to retain all
  earnings, if any, for use in its business operations and
  accordingly, the Board of Directors does not anticipate
  declaring any dividends prior to a business combination.
  <P>
  TRADING OF SECURITIES IN SECONDARY MARKET
  <P>
  The National Securities Market Improvement Act of 1996
  limited the authority of states to impose restrictions
  upon sales of securities made pursuant to Sections 4(1)
  and 4(3) of the Securities Act of companies which file
  reports under Sections 13 or 15(d) of the Exchange Act.
  Upon effectiveness of this Registration Statement, the
  Company will be required to, and will, file reports under
  Section 13 of the Exchange Act.  As a result, sales of
  the Company's common stock in the secondary market by the
  holders thereof may then be made pursuant to Section 4(1)
  of the Securities Act (sales other than by an issuer,
  underwriter or broker).
  <P>
  Following a business combination, a target company will
  normally wish to list the Company's common stock for
  trading in one or more United States markets.  The target
  company may elect to apply for such listing immediately
  following the business combination or at some later time.
  <P>
  In order to qualify for listing on the Nasdaq SmallCap
  Market, a company must have at least (i) net tangible
  assets of $4,000,000 or market capitalization of
  $50,000,000 or net income for two of the last three years
  of $750,000; (ii) public float of 1,000,000 shares with a
  market value of $5,000,000; (iii) a bid price of $4.00;
  (iv) three market makers; (v) 300 shareholders and (vi)
  an operating history of one year or, if less than one
  year, $50,000,000 in market capitalization. For continued
  listing on the Nasdaq SmallCap Market, a company must
  have at least (i) net tangible assets of $2,000,000 or
  market capitalization of $35,000,000 or net income for
  two of the last three years of $500,000; (ii) a public
  float of 500,000 shares with a market value of
  $1,000,000; (iii) a bid price of $1.00; (iv) two market
  makers; and (v) 300 shareholders.
  <P>
  If, after a business combination, the Company does not
  meet the qualifications for listing on the Nasdaq
  SmallCap Market, the Company may apply for quotation of
  its securities on the OTC Electronic Bulletin Board. In
  certain cases, the Company may elect to have its
  securities initially quoted in the "pink sheets"
  published by the National Quotation Bureau, Inc.
  <P>
  TRANSFER AGENT
  <P>
  It is anticipated that Interwest Transfer Company, Inc.,
  Salt Lake City, Utah will act as transfer agent for the
  common stock of the Company.
  <P>
  GLOSSARY
  <P>
  "Blank Check"           Company As defined in Section
  7(b)(3) of the Securities Act, a "blank check" company is
  a development stage company that has no specific business
  plan or purpose or has indicated that its business plan
  is to engage in a merger or acquisition with an
  unidentified company or companies and is issuing "penny
  stock" securities as defined in Rule 3a51-1 of the
  Exchange Act.
  <P>
  Business Combination     Normally a merger, stock-for-
  stock exchange or stock-for-assets exchange between the
  Registrant and a target company.
  <P>
  The Company or       The corporation whose common stock
  is the subject of this Registration Statement.
  <P>
  the Registrant
  <P>
  Exchange Act     The Securities Exchange Act of 1934, as
  amended.
  <P>
  "Penny Stock" Security     As defined in Rule 3a51-1 of
  the Exchange Act, a "penny stock" security is any equity
  security other than a security (i) that is a reported
  security (ii) that is issued by an investment company
  (iii) that is a put or call issued by the Option Clearing
  Corporation (iv) that has a price of $5.00 or more
  (except for purposes of Rule 419 of the Securities Act)
  (v) that is registered on a national securities exchange
  (vi) that is authorized for quotation on the Nasdaq Stock
  Market, unless other provisions of Rule 3a51-1 are not
  satisfied, or (vii) that is issued by an issuer with (a)
  net tangible assets in excess of $2,000,000, if in
  continuous operation for more than three years or
  $5,000,000 if in operation for less than three years or
  (b) average revenue of at least $6,000,000 for the last
  three years.
  <P>
  Securities Act     The Securities Act of 1933, as
  amended.
  <P>
  PART II
  <P>
  ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED
  STOCKHOLDER MATTERS.
  <P>
       (A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.
  <P>
       The Securities and Exchange Commission has adopted
  Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and
  (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.
  In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.
  <P>
       (B)  HOLDERS.  There is one holder of the Company's
  Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.
  <P>
       (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.
  <P>
  ITEM 2.  LEGAL PROCEEDINGS.
  <P>
  There is no litigation pending or threatened by or against the Company.
  <P>
  ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
  ACCOUNTING AND FINANCIAL DISCLOSURE.
  <P>
  The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.
  <P>
  ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
  <P>
  During the past three years, the Company has sold securities which were not registered as follows:

  Date                Name         Number of Shares     Consideration

  November 8, 1999    RGR Corp     5,000,000            $500

  <P>
  Mr. Anslow is the sole director, controlling shareholder
  and president of RGR Corp.   With respect to the sales
  made to RGR Corp., the Company relied upon Section 4(2)
  of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.
  <P>
  ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  <P>
  Section 14A:3-5 of the Business Corporation Law of the
  State of New Jersey provides that any corporation shall have the power to indemnify a corporate agent against his expenses and liabilities in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if such corporate agent acted in good faith and in the best interest of the corporation and with respect to any criminal proceeding, such corporate agent has no reasonable cause to believe his conduct was unlawful.
  <P>
  INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER
  THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED
  TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY
  PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION
  OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH
  INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN
  THE ACT AND IS THEREFORE UNENFORCEABLE.
  <P>
  PART F/S
  <P>
                    FINANCIAL STATEMENTS.
  <P>
  Set forth below are the audited financial statements for the Company for the period ended December 31, 1999. The following financial statements are attached to this report and filed as a part thereof.
  <P>
                       SEGWAY CORP.
  <P>
                  FINANCIAL STATEMENTS
  <P>
            From November 8 (Inception) Through
                    December 31, 1999
  <P>
                       Segway Corp.
           Financial Statements Table of Contents
         From November 8, 1999 (Inception) Through
                    December 31, 1999

  FINANCIAL STATEMENTS                                   Page #
  <P>
       Independent Auditor's Report                      1
  <P>
       Balance Sheet                                     2
  <P>
       Statement of Operations and Retained Deficit      3
  <P>
       Cash Flow Statement                               4
  <P>
       Notes to the Financial Statements                 5-7

  INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS
  <P>
  To the Board of Directors and Stockholder
  Segway Corp.
  Freehold, New Jersey
  <P>
  We have audited the accompanying balance sheet of Segway
  Corp. as of December 31, 1999, and the related statements
  of operations and retained earnings, and cash flows from
  November 8, 1999 (inception) through December 31, 1999.
  These financial statements are the responsibility of the
  Company's management.  Our responsibility is to express
  an opinion on these financial statements based on our
  audit.
  <P>
  We conducted our audit in accordance with generally
  accepted auditing standards.  Those standards require
  that we plan and perform the audit to obtain reasonable
  assurance about whether the financial statements are free
  of material misstatement.  An audit includes examining,
  on a test basis, evidence supporting the amounts and
  disclosures in the financial statements.  An audit also
  includes assessing the accounting principles used and
  significant estimates made by management, as well as
  evaluating the overall financial statement presentation.
  We believe that our audit provides a reasonable basis for
  our opinion.
  <P>
  In our opinion, the financial statements referred to
  above present fairly, in all material respects, the
  financial position of Segway Corp., as of December 31,
  1999 and the results of its operations and its cash flows
  for the two months then ended in conformity with
  generally accepted accounting principles.
  <P>
      /s/Varma and Associates
       Varma and Associates
       Certified Public Accountants
       Longwood, Florida
       January 1, 2000
  <P>
  <P>
                        SEGWAY CORP.
                       BALANCE SHEET
                   As of December 31, 1999
  <P>
                          ASSETS
  <P>

  CURRENT ASSETS

     Cash                                                            $        500
         TOTAL ASSETS                                                $        500
                                                                     =============
  <P>
  LIABILITIES AND STOCKHOLDER'S EQUITY
  <P>
  CURRENT LIABILITIES

     Accrued expenses                                                $       150
  <P>
        TOTAL LIABILITIES                                                    150
  <P>
  STOCKHOLDER'S EQUITY
  <P>
    Common Stock - par value $0.0001; 100,000,000 shares
     authorized; 5,000,000 issued and outstanding                            500
  <P>
    Preferred Stock - Par value $0.0001; 20,000,000 shares
     authorized; none issued and outstanding                                   0
  <P>
    Retained earnings                                                       (150)
                                                                      ------------
        Total stockholder's equity                                           350
        TOTAL LIABILITIES AND EQUITY                                $        500
                                                                    ==============

  The accompanying notes are an integral part of these financial statements.
  <P>
                         SEGWAY CORP.
                   STATEMENT OF OPERATIONS
             From November 8, 1999 (Inception) Through
                      December 31, 1999

  REVENUE                  Sales                                    $          0
                           Cost of sales                                       0
                                                                    -------------
  GROSS PROFIT                                                                 0
  <P>
  GENERAL AND ADMINISTRATIVE EXPENSES
  <P>
       Legal and Accounting Fees                                            150
  <P>
        TOTAL GENERAL AND ADMINISTRATIVE EXPENSES                           150
  <P>
       Net accumulated deficit                                             (150)
  <P>
       Retained Earnings, Beginning Balance                                   0
  <P>
       Retained Earnings, Ending Balance                                   (150)
  <P>
  NET EARNINGS PER SHARE
       Basic and Diluted
       Net loss per share                                           $ (0.000003)
  <P>
  Basic and Diluted Weighted Average
       Number of Common Shares Outstanding                            5,000,000
  The accompanying notes are an integral part of these financial statements.

  <P>
                       SEGWAY CORP.
                 STATEMENT OF CASH FLOWS
          From November 8, 1999 (Inception) Through
                    December 31, 1999

  CASH FLOWS FROM OPERATING ACTIVITIES
  <P>
     Net income (loss)                                               $    (150)
  <P>
     Adjustments to reconcile net income to net cash
      provided by  (used in) operating activities:
  <P>
        Increases in Accrued Expenses                                      150
  <P>
  NET CASH PROVIDED OR (USED) IN OPERATIONS                                  0
  <P>
  CASH FLOWS FROM FINANCING ACTIVITIES

     Proceeds from issuance of common stock                               500
  <P>
  CASH RECONCILIATION
  <P>
    Net increase (decrease) in cash                                       500
    Cash

  CASH BALANCE AT END OF YEAR                                      $      500
                                                                   ============

  <P>
  The accompanying notes are an integral part of these
  financial statements.
  <P>
                       SEGWAY CORP.
                 As of December 31, 1999
                   (See Audit Report)
  <P>
  1.      Summary of significant accounting policies:
          -------------------------------------------
  <P>
  Industry - Segway Corp. (The Company), a Company
  ---------
  incorporated in the state of New Jersey during November
  of 1999, plans to locate and negotiate with a business
  entity for the combination of that target company with
  The Company.  The combination will normally take the form
  of a merger, stock-for-stock exchange or stock-for-assets
  exchange.  In most instances the target company will wish
  to structure the business combination to be within the
  definition of a tax-free reorganization under Section 351
  or Section 368 of the Internal Revenue Code of 1986, as
  amended.  No assurances can be given that The Company
  will be successful in locating or negotiating with any
  target company.
  <P>
  The Company has been formed to provide a method for a
  foreign or domestic private company to become a reporting
  ("public") company whose securities are qualified for
  trading in the United States secondary market.
  <P>
  Results of operations and Ongoing Entity - The Company is
  ----------------------------------------
  considered to be an ongoing entity.  The Company's sole
  shareholder, RGR Corp., of the Company funds any
  shortfalls in the Company's cash flow on a day to day
  basis during the time period that The Company is in the
  development stage.
  <P>
  Liquidity and Capital Resources - In addition to the
  -------------------------------
  stockholder funding capital shortfalls; The Company
  anticipates interested investors that intend to fund the
  Company's growth once a business is located.
  <P>
  Cash and Cash Equivalents - The Company considers cash on
  -------------------------
  hand and amounts on deposit with financial institutions
  which have original maturities of three months or less to
  be cash and cash equivalents.
  <P>
  Basis of Accounting - The Company's financial statements
  -------------------
  are prepared in accordance with generally accepted
  accounting principles.
  <P>
  Income Taxes - The Company utilizes the asset and
  ------------
  liability method to measure and record deferred income
  tax assets and liabilities.  Deferred tax assets and
  liabilities reflect the future income tax effects of
  temporary differences between the financial statement
  carrying amounts of existing assets and liabilities and
  their respective tax bases and are measured using enacted
  tax rates that apply to taxable income in the years in
  which those temporary differences are expected to be
  recovered or settled.  Deferred tax assets are reduced by
  a valuation allowance when in the opinion of management,
  it is more likely than not that some portion or all of
  the deferred tax assets will not be realized.  At this
  time, The Company has set up an allowance for deferred
  taxes as there is no company history to indicate the
  usage of deferred tax assets and liabilities.
  <P>
  Fair Value of Financial Instruments   The Company's
  -----------------------------------
  financial instruments may include cash and cash
  equivalents, short-term investments, accounts receivable,
  accounts payable and liabilities to banks and
  shareholders.  The carrying amount of long-term debt to
  banks approximates fair value based on interest rates
  that are currently available to The Company for issuance
  of debt with similar terms and remaining maturities.  The
  carrying amounts of other financial instruments
  approximate their fair value because of short-term
  maturities.
  <P>
  Concentrations of Credit Risk - Financial instruments
  -----------------------------
  which potentially expose The Company to concentrations of
  credit risk consist principally of operating demand
  deposit accounts.  The Company's policy is to place its
  operating demand deposit accounts with high credit
  quality financial institutions.  At this time The Company
  has no deposits that are at risk.
  <P>
  2.      Related Party Transactions and Going Concern:
          ---------------------------------------------
  <P>
  The Company's financial statements have been presented on
  the basis that it is a going concern in the development
  stage, which contemplates the realization of assets and
  the satisfaction of liabilities in the normal course of
  business.  At this time The Company has not identified
  the business that it wishes to engage in.
  <P>
  The Company's sole shareholder, RGR Corp., funds The
  Company's activities while The Company takes steps to
  locate and negotiate with a business entity for
  combination; however, there can be no assurance these
  activities will be successful.
  <P>
  3.      Accounts Receivable and Customer Deposits:
          -----------------------------------------
  Accounts receivable and Customer deposits do not exist at
  this time and therefore have no allowances accounted for
  or disclosures made.
  <P>
  4.      Use of Estimates:
          -----------------
  <P>
  Management uses estimates and assumptions in preparing
  these financial statements in accordance with generally
  accepted accounting principles.  Those estimates and
  assumptions affect the reported amounts of assets and
  liabilities, the disclosure of contingent assets and
  liabilities, and the reported revenue and expenses.
  Management has no reason to make estimates at this time.
  <P>
  5.      Revenue and Cost Recognition:
          -----------------------------
  <P>
  The Company uses the accrual basis of accounting for
  financial statement reporting.  Revenues are recognized
  when products are shipped and expenses realized when
  obligations are incurred.
  <P>
  6.      Accrued expenses:
          -----------------
  <P>
  Accrued expenses consist of accrued legal and accounting
  fees during this stage of the business.
  <P>
  7.      Operating Lease Agreements:
          ----------------------------
  <P>
  The Company has no agreements at this time.
  <P>
  8.      Stockholder's Equity:
          ---------------------
  <P>
  Common Stock includes 100,000,000 shares authorized at a
  par value of $0.0001, of which 5,000,000 have been issued
  for the amount of $500.  The Company has also authorized
  20,000,000 shares of preferred stock at a par value of
  $0.0001, non of which had been issued.
  <P>
  9.      Subsequent event:
          -----------------
  <P>
  No material events have occurred subsequent to the
  balance sheet date.
  <P>
  10.      Required Cash Flow Disclosure for Interest and
  Taxes Paid:
  <P>
  The company has paid no amounts for federal income taxes
  and interest.
  <P>
  11.      Earnings Per Share:
           -------------------
  <P>
  Basic earnings per share ("EPS") is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period as required by the Financial Accounting
  Standards Board (FASB) under Statement of Financial
  Accounting Standards (SFAS) No. 128, "Earnings per
  Shares". Diluted EPS reflects the potential dilution of securities that could share in the earnings.
  PART III
  <P>
  ITEM 1.  INDEX TO EXHIBITS.

  EXHIBIT NUMBER        DESCRIPTION
  --------------        -----------
  <P>
  (2)                  Articles of Incorporation and By-laws:
   2.1                 Certificate of Incorporation
   2.2                 By-Laws

  <P>
  SIGNATURES
  <P>
  In accordance with Section 12 of the Securities Exchange
  Act of 1934, the Registrant caused this Registration
  Statement to be signed on its behalf by the undersigned
  thereunto duly authorized.
  <P>
  SEGWAY CORP.
  <P>
            By: /s/ Richard I. Anslow
            -------------------------
            Richard I. Anslow, Director and President
  <P>
  January 2, 2000
  <P>
  EXHIBIT 2.1 - ARTICLES OF INCORPORATION
  ----------------------------------------
  <P>
            CERTIFICATE OF INCORPORATION
  <P>
                        OF
  <P>
                    SEGWAY CORP.
  <P>
  This is to certify that there is hereby organized a
  corporation under and by virtue of N.J.S. 14A:1-1 et.
  seq., known as the "New Jersey Business Corporation Act."

  FIRST:     The name of the corporation is: SEGWAY CORP.
  ------
  <P>
  SECOND:    The purposes for which this corporation is
  -------
  organized is to engage in any activity under the "New
  Jersey Business Corporation Act."
  <P>
  THIRD:     The aggregate number of shares of all classes
  -------
  of shares which the corporation shall have authority to
  issue is  100,000,000 shares of common stock, $0.0001 par
  value and 20,000,000 shares of preferred stock, $0.0001
  par value.
  <P>
  FOURTH:    The address of the corporation's initial
  -------
  registered office is 4400 Route 9, 2nd Floor, Freehold,
  New Jersey 07728 and the name of the corporation's
  initial registered agent at such address is Richard I.
  Anslow.
  <P>
  FIFTH:     The corporation shall indemnify every officer,
  ------
  director and corporate agent to the full extent permitted
  by the New Jersey Business Corporation Act as the same
  may be amended from time to time.
  <P>
  SIXTH:The number of Directors constituting the first
  Board is one (1), and the name and address of the person
  who is to serve as the Director is:
  <P>
          Name                     Address
          ------------------       -----------------------
          Richard I. Anslow        4400 Route 9, 2nd Floor
                                   Freehold, NJ 07728
  <P>
  SEVENTH:     To the fullest extent permitted by the New
  --------
  Jersey Business Corporation Act as the same exists or may
  hereafter be amended, no director or officer of this
  Corporation shall be personally liable to the Corporation
  or its shareholders for damages for breach of any duty
  owed to the Corporation or its shareholders except that
  no director or officer shall be relieved from liability
  for any breach of duty based upon an act or omission (a)
  in breach of such person's duty of loyalty to the
  Corporation or its shareholders, (b) not in good faith or
  involving a knowing violation of law or (c) resulting in
  receipt by such person of an improper personal benefit.
  <P>
  EIGHTH:     The name and address of each incorporator is:
  -------
         Name                      Address
         ---------------           -----------------------
         Gregg E. Jaclin           4400 Route 9, 2nd Floor
                                   Freehold, NJ  07728
  <P>
  NINTH:     The term of this corporate existence is
  -------
  perpetual.
  <P>
       IN WITNESS WHEREOF, each individual incorporator,
  being over the age of eighteen years, has signed this
  Certificate this 8th day of November, 1999.
  <P>
  /s/ Gregg E. Jaclin
  -------------------
  GREGG E. JACLIN
  <P>
  EXHIBIT 2.2 - BY-LAWS FOR SEGWAY CORP.
  --------------------------------------
  <P>
                     BY-LAWS
                       OF
                   SEGWAY CORP.
  <P>
                     ARTICLE I
                     ---------
  <P>
  OFFICES AND AGENT
  -----------------
  <P>
  The registered office of the corporation shall be
  located at 4400 Route 9, 2nd Floor, Freehold, New
  Jersey 07728.  The corporation may also establish
  and have offices at such other place or places as
  may from time to time be designated by the Board of
  Directors.  The registered agent of this
  corporation at such office is Richard I. Anslow.
  <P>
                     ARTICLE II
                     ----------
  <P>
  SEAL
  ----
  <P>
  The corporation shall have a seal with the name of
  the corporation, the year of its organization, the
  words "Incorporated" and "New Jersey" thereon.
  <P>
                    ARTICLE III
                    -----------
  <P>
  STOCKHOLDERS' MEETINGS
  ----------------------
  <P>
  Section 1.    Annual Meeting.  The annual meeting
                ---------------
  of the shareholders for the election of directors
  and for the transaction of such other business as
  may properly come before it, shall be held in the
  Township of Freehold and State of New Jersey, or at
  such other place the Board of Directors may
  designate, on the 1st day of May.  If such date
  shall be a Saturday, Sunday or legal holiday, said
  meeting shall be held on the next business day.
  <P>
  Section 2.      Quorum.  The presence, in person or
                  -------
  by proxy, of shareholders holding at least
  fifty-one (51%) percent of the shares entitled to
  vote shall be necessary to constitute a quorum.
  <P>
  Section 3.     Special Meetings.  Special meetings,
                 -----------------
  other than those regulated by statute, may be
  called at any time by a majority of the Board of
  Directors, by the President or as permitted by law.
  It shall be the duty of the President or the Board
  of Directors to call such meetings whenever so
  requested, in writing, by the shareholders of
  record who own at least fifty-one (51%) percent of
  the shares of stock of the corporation entitled to
  vote at such meetings.  Notice of such meetings
  shall specify the object or objects thereof, and no
  other business than that specified in such notice
  shall be considered at any such meeting except upon
  unanimous consent of all shareholders entitled to
  notice thereof.
  <P>
  Section 4.     Notice of Meetings.  A written or
                 -------------------
  printed notice of each annual or special meeting of
  the shareholders of the corporation, signed by the
  President, Vice-President or Secretary, which shall
  state the time, place and objects of such meeting
  including, when necessary, the number of directors
  to be elected, shall be delivered personally or by
  mail, not less than ten (10) days nor more than
  sixty (60) days before the date of the meeting, to
  each shareholder of record entitled to notice.  If
  mailed, the notice shall be mailed to the
  shareholder at his address as it appears on the
  records of the corporation, unless he shall have
  filed with the Secretary of the corporation a
  written request that notices intended for him be
  mailed to some other address, in  which case it
  shall be mailed to the address designated in such
  request.  Any shareholder may, in writing, waive
  notice of any meeting, and such waiver may be
  signed before or after the meeting.
  <P>
  Section 5.     Proxies.  Any shareholder entitled
                 --------
  to vote may be represented at any regular or
  special meeting of the shareholders by a duly
  appointed proxy.  All proxies shall be written and
  properly signed, but shall require no other
  attestation and shall be filed with the Secretary
  of the meeting before being voted.
  Section 6.Action Without Meeting.  The shareholders
  may take action without a meeting by written
  consent, in the manner prescribed by the New Jersey
  Statutes.  Such written consent or consents shall
  be filed in the minute book.
  <P>
                    ARTICLE IV
                    ----------
  <P>
  DIRECTORS
  ---------
  <P>
  Section 1.     Number, Term of Office and Removal.
                 -----------------------------------
  The Board of Directors of the corporation shall
  consist of one (1) member.  Directors need not be
  shareholders or residents of the State of New
  Jersey.  The directors shall be elected at the
  annual meeting of the shareholders of the
  corporation, and each director shall be elected to
  serve until the next annual meeting of
  shareholders, or until his successor shall have
  been elected and qualified or until their earlier
  resignation or removal.  Any director may be
  removed, either with or without cause, and his
  successor is elected at any time by a vote of the
  majority of the shareholders at a special meeting
  called for this purpose.  Any other  vacancy
  occurring in the Board of Directors may be filled
  for the unexpired term by vote of the remaining
  directors although less than a quorum.
  <P>
  Section 2.     Duties and Powers.  The Board of
                 ------------------
  Directors shall have the control and management of
  the affairs of the corporation and shall exercise
  all such powers of the corporation, and do all such
  lawful acts and things necessary or expedient in
  the control and management thereof, as are not
  required to be exercised or done by the
  shareholders.  The directors may adopt such rules
  and regulations for the conduct of their meetings
  and the management of the corporation as they may
  deem proper, not inconsistent with law.
  <P>
  Section 3.     Meetings.  Meetings of the Board of
                 ---------
  Directors shall be held at the office of the
  corporation, or at any other place which the
  President or a majority of the Board of Directors
  may from time to time designate.  There shall be an
  annual meeting of the Board of Directors held upon
  the day of their election, or as soon thereafter as
  convenient.  Other regular meetings of the Board of
  Directors shall be held at such times and places as
  the Board of Directors shall from time to time by
  resolution prescribe.  Meetings of the Board of
  Directors shall be held whenever called by the
  President.  The Secretary shall call a meeting of
  the Board of Directors whenever requested in
  writing by one of the directors.  Five (5) days of
  notice shall be given to each director by the
  Secretary of each meeting of the Board of
  Directors.  Such notice may be given by mail,
  telegram, telephone or in person.  The Board of
  Directors may meet to transact business at any time
  and place without notice, provided all members
  shall be present, or if any member or members not
  present shall waive notice of such meeting in
  writing.  Fifty-one (51%) percent of the directors
  shall constitute a quorum for the transaction of
  business, but the director or directors present, if
  less than a quorum, may adjourn any meeting from
  time to time until such quorum shall be present.
  All matters coming before the Board of Directors
  shall be determined and decided by the majority
  vote of the quorum.
  <P>
  Section 4.    Action Without Meeting.  The Board of
                -----------------------
  Directors may act without a meeting if, prior to
  such action, each member of the Board of Directors
  shall consent in writing thereto.  Such  consent or
  consents shall be filed in the minute book.
  <P>
                       ARTICLE V
                       ---------
  <P>
  WAIVERS OF NOTICE
  -----------------
  <P>
  Any notice required by these By-Laws, the
  Certificate of incorporation or the law of the
  State of incorporation may be waived in writing by
  any person entitled to notice.  The waiver or
  waivers may be executed either before, at or after
  the event with respect to which notice is waived.
  Each director or shareholder attending a meeting
  without protesting the lack of proper notice, prior
  to the conclusion of the meeting, shall be deemed
  conclusively to have waived such notice.
  <P>
                    ARTICLE VI
                    ----------
  <P>
  OFFICERS
  ---------
  <P>
  Section 1.     Election.  The Board of Directors
                 ---------
  immediately after the annual meeting of the
  shareholders shall meet and elect a President,
  Secretary and Treasurer.  They may elect such other
  officers as the needs of the corporation may from
  time to time require.  All officers shall serve for
  one (1) year, or until the election and
  qualification of their successors or until their
  earlier resignation or removal, subject to the
  power of the directors to remove any officer
  without cause by a majority vote of the Board of
  Directors.  Any two or more offices may be held by
  the same person, but no officer shall execute,
  acknowledge, or verify any instrument in more than
  one capacity if such instrument is required by law
  or by the By-Laws to be executed, acknowledged, or
  verified by two or more officers.  The compensation
  of the officers shall be fixed by the Board of
  Directors.  Appointment or election to a corporate
  office shall not, of itself, establish or create
  contract rights.
  <P>
  Section 2.     President.  The President shall
                 ----------
  preside at all meetings of the Board of Directors,
  and shall act as temporary chairman at and call to
  order all meetings of the shareholders.  The
  President shall be the chief executive officer of
  the corporation and shall perform all duties
  commonly incident to his office and shall have
  general supervision of the affairs of the
  corporation, subject to the authority of the Board
  of Directors.  The President shall report to the
  Board of Directors from time to time all matters
  coming to his notice, relating to the interests of
  the corporation, that should be brought to the
  attention of the Board of Directors.
  <P>
  Section 3.     Vice President.  The Vice President
                 ---------------
  shall perform such duties and have such authority
  as from time to time may be delegated to him by the
  Board of Directors or the President.  The Vice
  President shall have and exercise all the powers
  and duties of the President in case of his absence
  or inability to act.
  <P>
  Section 4.     Secretary.  The Secretary shall
                 ----------
  cause notices of all meetings to be served as
  prescribed in these By-Laws and keep or caused to
  be kept the minutes of all meetings of the
  Shareholders and the Board of Directors.  The
  Secretary shall have charge of the seal of the
  Corporation.  The Secretary shall perform such
  other duties and possess such other powers as are
  incident to that office or as are assigned by the
  President or the Board of Directors.
  <P>
  Section 5.     Treasurer.  The Treasurer shall have
                 ----------
  the care and custody of all the funds and
  securities of the corporation, and shall perform
  such other duties as the President or the Board of
  Directors may from time to time prescribe.  The
  Treasurer shall keep or cause to be kept full and
  accurate regular books of account.
  <P>
                     ARTICLE VII
                     -----------
  <P>
  CAPITAL STOCK
  -------------
  <P>
  Section 1.     Certificates.  Certificates of stock
                 -------------
  shall be signed by the President or Vice President,
  and countersigned by the Secretary or Treasurer and
  sealed with the seal of the corporation.  Each
  certificate of stock shall plainly state upon the
  face thereof the number of shares of the class
  which it represents and any other statements
  required by law.  All certificates exchanged or
  returned to the corporation shall be marked
  "canceled" by the Secretary, with the date of
  cancellation.
  <P>
  Section 2.     Transfers.  All transfers of stock
                 ----------
  shall be made upon the books of the corporation,
  and must be accompanied by the surrender of the
  duly endorsed certificate representing the stock
  transferred.  Transfer books may be closed ten (10)
  days before the annual meeting of the shareholders.
  <P>
                     ARTICLE VIII
                     ------------
  <P>
  FISCAL YEAR
  -----------
  <P>
  The fiscal year of the corporation shall be
  determined by the filing of the first  Federal
  corporate income tax return.
  <P>
                      ARTICLE IX
                      ----------
  <P>
  AMENDMENTS
  ----------
  <P>
  These By-Laws may be altered, amended, or repealed
  by Shareholders owning fifty-one (51%) percent of
  the shares of the corporation or a majority of the
  Board of Directors.   Any By-Laws adopted, amended
  or repealed by the Shareholders may be amended or
  repealed by the Board of Directors, unless the
  resolution of the Shareholders adopting such
  By-Laws expressly reserves to the Shareholders the
  right to amend or repeal it.
                       ARTICLE X
                       ---------
  <P>
  INDEMNIFICATION
  ---------------
  <P>
  Every person who is or was a director or officer,
  employee or agent of the Corporation, or any person
  who serves or has served in any capacity with any
  other enterprise at the request of the Corporation,
  shall be indemnified by the Corporation to the
  fullest extent permitted by law.  The Corporation
  shall indemnify such persons against all expenses
  and liabilities reasonably incurred by or imposed
  on them in connection with any proceedings to which
  they have been or may be made parties, or any
  proceedings in which they may become involved by
  reason of being or having been a director or
  officer of the Corporation, or by reason of serving
  or having served another enterprise at the request
  of the Corporation, whether or not in the
  capacities of directors or officers of the
  Corporation at the time the expense or liabilities
  are incurred.
  <P>
  EXHIBIT 27 - FINANCIAL DATA SCHEDULE
  ------------------------------------
  <P>
  [DESCRIPTION]     ART. 5 FDS FOR YEAR END
  [ARTICLE] 5
  [MULTIPLIER] 1,000

  [PERIOD-TYPE]                        YEAR END
  [FISCAL-YEAR-END]                    DEC-31-1999
  [PERIOD-END]                         DEC-31-1999
  [CASH]                               500
  [SECURITIES]                         0
  [RECEIVABLES]                        0
  [ALLOWANCES]                         0
  [INVENTORY]                          0
  [CURRENT-ASSETS]                     500
  [PP&E]                               0
  [DEPRECIATION]                       0
  [TOTAL-ASSETS]                       500
  [CURRENT-LIABILITIES]                150
  [BONDS]                              0
  [PREFERRED-MANDATORY]                0
  [PREFERRED]                          0
  [COMMON]                             500
  [OTHER-SE]                           <150>
  [TOTAL-LIABILITY-AND-EQUITY]         500
  [SALES]                              0
  [TOTAL-REVENUES]                     0
  [CGS]                                0
  [TOTAL-COSTS]                        0
  [OTHER-EXPENSES]                     0
  [LOSS-PROVISION]                     0
  [INTEREST-EXPENSE]                   0
  [INCOME-PRETAX]                      150
  [INCOME-TAX]                         0
  [INCOME-CONTINUING]                  150
  [DISCONTINUED]                       0
  [EXTRAORDINARY]                      0
  [CHANGES]                            0
  [NET-INCOME]                         <150>
  [EPS-BASIC]                        <.000003>
  [EPS-DILUTED]                        <.000003>